

VIA FACSIMILE AND U.S. MAIL

May 21, 2007

Mr. Thomas B. Specketer
Vice President and Controller
MidAmerican Funding, LLC
666 Grand Ave. Suite 500
Des Moines, IA 50309-2580

> **Re: MidAmerican Funding, LLC, File No. 333-90553**
> **MidAmerican Energy Company, File No. 333-15387**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr. Specketer:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations for the Years Ended December 31, 2006 and 2005, page 33

Nonregulated Gross Margin, page 35

1. Please tell us the change in management strategy related to certain end-use gas contracts that resulted in your determination to record prospectively the related gas revenues and cost of sales on a gross, rather than net, basis. Please also tell us the factors you considered in assessing whether such gas revenues should be recorded on a gross basis. In your response, address your consideration of the guidance in EITFs 99-19, 02-3, and 03-11, as applicable.

Item 8. Financial Statements and Supplementary Data, page 55

MidAmerican Funding, LLC and Subsidiaries

Notes to Consolidated Financial Statements, page 99

Note (8) Long-Term Debt, page 104

2. We note that MidAmerican Funding parent company long-term debt is secured by a pledge of the common stock of MHC and MidAmerican Energy. Please explain to us why you are not required to file the financial statements of MHC in accordance with Rule 3-16 of Regulation S-X.

3. In light of the restrictions placed on MidAmerican Energy to maintain common equity levels above 42% of total capitalization, please explain to us why you are not required to provide Schedule I. Refer to Rules 4-08(e), 5-04 and 12-04 of Regulation S-X.

Exhibits 31.1 – 31.4

4. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. Accordingly, in future filings, please add the parenthetical language that has been deleted from paragraph 4(c) of your certifications.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief